FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For April 7, 2016

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 42140

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Press release dated April 7, 2016 – Cellcom Israel Ltd. Announces Annual General Meeting of Shareholders

2.	Notice of the 2016 Annual General Meeting of Shareholders dated April 7, 2016 – Proxy Statement

Item 1

CELLCOM ISRAEL LTD. ANNOUNCES ANNUAL GENERAL MEETING OF SHAREHOLDERS

NETANYA, Israel, April 7, 2016 – Cellcom Israel Ltd. (NYSE: CEL) announced today that an Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Tuesday, May 17, 2016, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel. The record date for the Meeting is Monday, April 18, 2016.

The agenda of the Meeting is as follows:

(1-2)	re-election of Shlomo Waxe and Ephraim Kunda as directors;

(3-4)	re-election of Ronit Baytel and Joseph Barnea as external directors;

(5)	appointment of Somekh Chaikin, a member of KPMG International, and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, as our joint independent auditors; and

(6)	consideration of our audited financial statements for the year ended December 31, 2015.

Quorum

Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Items 1-2 and 5 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.

Items 3-4 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders or who do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) voted at the meeting vote in favor of the election of the external director; or (ii) the total number of shares among the shareholders described in section (i) above voted against the election of the external director does not exceed 2% of the aggregate voting rights in the Company.

Item 6 will not involve a vote.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about April 20, 2016, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members other than the Tel Aviv Stock Exchange Clearinghouse. Shareholders that hold shares via the Tel Aviv Stock Exchange Clearinghouse may access the proxy statement and a form of Hebrew ballot via the following websites: http://www.magna.isa.gov.il and http://maya.tase.co.il.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.835 million cellular subscribers (as at December 31, 2015) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Item 2

CELLCOM ISRAEL LTD.

NOTICE OF THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2016 Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Tuesday, May 17, 2016, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, for the following purposes:

(1-2)	re-election of Shlomo Waxe and Ephraim Kunda as directors;

(3-4)	re-election of Ronit Baytel and Joseph Barnea as external directors;

(5)	appointment of Somekh Chaikin, a member of KPMG International, and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, as our joint independent auditors; and

(6)	consideration of our audited financial statements for the year ended December 31, 2015.

Shareholders of record at the close of business on Monday, April 18, 2016 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange ("TASE") for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online platform ("MAGNA") of the Israel Securities Authority ("ISA")) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Liat Menahemi Stadler
VP Legal and Corporate Secretary

Dated: April 7, 2016

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2016 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the 2016 Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, May 17, 2016, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1-2)	re-election of Shlomo Waxe and Ephraim Kunda as directors;

(3-4)	re-election of Ronit Baytel and Joseph Barnea as external directors;

(5)	reappointment of Somekh Chaikin, a member of KPMG International, and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, as our joint independent auditors; and

(6)	consideration of our audited financial statements for the year ended December 31, 2015.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than April 14, 2016.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a TASE member for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on Monday, April 18, 2016 (the "Record Date") will be entitled to vote at the Meeting. Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse) on or about April 20, 2016 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On March 31, 2016, 100,604,578 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Restrictions under our Telecommunications Licenses

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel. We also hold several other licenses for the provision of certain telecommunications services. According to our licenses, investors are prohibited from acquiring or transferring (alone or together with relatives or with other parties who collaborate on a regular basis) our Ordinary Shares, directly or indirectly (including by way of creating a pledge which if foreclosed, would result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq – The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be party to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other services provided through the cellular network. For more details relating to these restrictions, please see “Item 4.B – Business Overview – Government Regulations—Our Principal License” and "Other Licenses" of our Annual Report for 2015 on Form 20-F, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 21, 2016, or our 2015 Annual Report, and our principal license, a convenience English translation of which is an exhibit to our Annual Reports. The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations – Corporate Governance - Legal & Corporate.”

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not entitle the holder thereof to voting rights. In addition, our licenses and our Articles of Association require that as a condition to voting by any shareholders, in person or by proxy, at any meeting of our shareholders, such shareholder must certify whether or not his, her or its holdings of our Ordinary Shares contravene any of the restrictions contained in our licenses.

The enclosed form of proxy includes a box to mark to confirm that your holdings of our Ordinary Shares do not contravene any of the holding or transfer restrictions set forth in our licenses. If you do not mark this box, your vote will not be counted. If only a portion of your holdings of Ordinary Shares so contravenes, you may be entitled to vote the portion that does not contravene. In that case, please contact the Company's VP Legal at +972-52-998-9595 for instructions on how to vote your non-contravening Ordinary Shares or, if you hold your shares in "street name", you may ask the representative managing your account to contact the Company on your behalf.

Currency

Our financial statements are denominated in New Israeli Shekels ("NIS"). On March 31, 2016, the representative rate of exchange published by the Bank of Israel was NIS 3.766 to US$ 1.00.

Share Ownership

Unless specified otherwise, the following table sets forth information regarding beneficial ownership of our shares as of March 31, 2016, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of March 31, 2016. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 100,604,578 ordinary shares outstanding as of March 31, 2016. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percent

Discount Investment Corporation Ltd.*	45,433,082	45.16%
Psagot Investment House Ltd.**	7,955,825	7.91%
Directors and executive officers as a group (16 persons)***	210,647	0.26%

*	DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is owned 76.3% by IDB. Includes 29,832,227 ordinary shares held by DIC directly, 12,188,355 ordinary shares held by a wholly-owned subsidiary of DIC (namely, DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 ordinary shares, representing approximately 3.39% of our issued and outstanding shares, held by two shareholders whose voting rights are vested in DIC. Does not include 77,500 ordinary shares (representing approximately 0.08% of our issued and outstanding shares) held as of December 31, 2015 by an indirect subsidiary of IDB for its own account and a total of 2,555,392 ordinary shares (representing approximately 2.54% of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by an indirect subsidiary of IDB. DIC has directly appointed two directors in our company pursuant to our cellular license and our Articles of Association, as described above in Items 1-2.

To our best knowledge, as of April 3, 2016, IDB, a private Israeli company whose debentures are listed on the Tel Aviv Stock Exchange, was wholly owned by the following companies indirectly controlled by Mr. Eduardo Elzstain: Dolphin Netherlands B.V., a company incorporated in the Netherlands, or Dolphin Netherlands; Inversiones Financieras Del Sur S.A., a private company registered in Uruguay, or IFISA; and Dolphin Fund Limited, an investment fund incorporated in Bermuda. Mr. Elsztain is the Chairman of each of the boards of directors of IDB and DIC.

Until February 2015, IDB was equally controlled by companies controlled by Eduardo Elsztain and a company controlled by Mordechay Ben Moshe. As a result of a rights offering effected by IDB in February 2015, the holdings of companies controlled by Eduardo Elsztain increased to approximately 61.5% of the outstanding shares of IDB, while the holdings of the company controlled by Mr. Ben Moshe decreased to approximately 16.2% of the outstanding shares of IDB. Subsequently, in October 2015, IFISA purchased all of the IDB shares previously indirectly held by Mr. Ben Moshe, and the control in IDB and consequently indirectly in us, changed. The change in control requires the approval of the Ministry of Communications. For additional details see our 2015 Annual Report under “Item 3. Key Information – D. Risk Factors – -

Risks Related to our Business – There are certain restrictions in our licenses relating to the ownership of our shares. As a result of a change in control of IDB, we are currently not in compliance with the terms of our licenses" and "Item 4. Information on the Company – B. Business Overview – Government Regulations – Our Principle License".

Approximately 29% of DIC's outstanding shares have been pledged by IDB as collateral for a loan provided to IDB by Israeli financial investors.

Based on the foregoing, IDB (by reason of its control of DIC), companies controlled by Eduardo Elsztain (as described above), and Eduardo Elsztain may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of IDB for others.

According to the Concentration Law, IDB and DIC may not retain control over our company beyond December 2019 so long as we are a third layer company in their pyramidal structure. IDB and DIC have announced that they are reviewing possible ways to comply with this restriction without having to forfeit control of us, such as by merging with each other or by taking IDB or DIC private (and making it free of publicly held debentures). There can be no assurance how or when this would occur, if at all. On March 31, 2016, pursuant to a court-approved arrangement, Dolphin Netherlands purchased all of IDB's publicly held shares, pursuant to which companies indirectly controlled by Eduardo Elsztain own all the shares of IDB. However, since IDB's debentures continue to be publicly traded, we are still considered a third layer company. For information about the Concentration Law, see our 2015 Annual Report under "Item 3.D Recent legislation in Israel affecting corporate conglomerates could adversely affect us."

** Based on a Schedule 13G filed by Psagot Investment House Ltd. with the SEC on February 16, 2016, it has shared dispositive power with respect to 7,955,825shares and shared voting power with respect to 4,675,019 shares.

***Includes 156,000 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following March 31, 2016, and 54,647 ordinary shares held by Mr. Ami Erel as of March 31, 2016.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2015, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our 2015 Annual Report.

AGENDA OF THE 2016 ANNUAL GENERAL MEETING

Items 1 - 2 – Re-election of Directors

Our Board of Directors is currently comprised of six directors - Ami Erel (Chairman), Ari Bronshtein, Shlomo Waxe, Ephraim Kunda, Ronit Baytel and Joseph Barnea.

At the Meeting, the shareholders will be asked to re-elect each of Shlomo Waxe and Ephraim Kunda to our Board of Directors to serve until the next Annual General Meeting or their earlier resignation or removal from this office.

Mr. Shlomo Waxe and Mr. Efraim Kunda have been designated as "independent directors" under the Israeli Companies Law, 1999 (the "Companies Law"). Mr. Shlomo Waxe is currently serving his eleventh year as a director. Our Audit Committee and our Board of Directors have recommended the re-election of Mr. Waxe as an independent director for an additional term until our next annual general meeting of shareholders due to Mr. Waxe's expertise and extensive and in-depth knowledge and familiarity with the communications field (both its technical and regulatory aspects), his business experience (as summarized below) and his knowledge of the Company. In light of Mr. Waxe's significant contributions to the Company over the past ten years, specifically with regards to major decisions made by the Company regarding its technological capabilities as well as the day-to-day technological aspects of our operation, the Audit Committee and Board of Directors believe that Mr. Waxe's continued service as a director is in the best interests of the Company.

Mr. Shlomo Waxe and Mr. Efraim Kunda qualify as “independent directors” under the rules of the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanex-Oxley Act") applicable to audit committee members and under the rules of the New York Stock Exchange. These nominees have been approved by our Board of Directors.

If elected, each nominee will be entitled to remuneration equal to that paid to our external directors, in accordance with the regulations promulgated under the Companies Law, as approved by the Company's compensation committee, board of directors and shareholders in September 2013. Specifically, each of our external directors is paid the maximum amount of compensation payable to an external director of a dual-listed company under the applicable law and regulations, as detailed under Items 3-4 below. In addition, if elected, each nominee will be entitled to the same insurance, indemnification and exculpation arrangements as currently in effect for the Company’s directors based on the Company's compensation policy, as approved by the Company's compensation committee, board of directors and shareholders in September 2013.

For discussion regarding the re-election of our statutory external directors, Ronit Baytel and Joseph Barnea, see Items 3-4 below.

Our cellular license requires, and our Articles of Association provide, that at least 20% of our directors will be appointed and removed by shareholders who are Israeli citizens and Israeli residents from among our founding shareholders. If our Board of Directors is comprised of 14 directors or less, these Israeli shareholders will appoint two directors, and if our Board of Directors is comprised of between 15 and 24 directors, these Israeli shareholders will appoint three directors. Our Articles of Association provide that DIC, as our founding shareholder, is responsible for complying with the requirement under our cellular license that Israeli citizens and residents from among our founding shareholders hold at least 20% of our outstanding shares, and that so long as DIC so complies, it will be entitled to appoint and remove these directors. Accordingly, as its appointees to our Board of Directors, DIC designated Ami Erel and Ari Bronshtein in September 2014 and August 2012, respectively, for an indefinite period, and their appointment as our directors does not require approval of the shareholders at the Meeting.

A brief biography of each nominee is set forth below:

Shlomo Waxe has served as a member of our Board of Directors since 2006. Mr. Waxe has served as Director General of the Israel Association of Electronics and Software Industries since 2006. From 2002 to 2005, he worked in the field of communications management and consultancy. From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd. From 1997

to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil. From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications. From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the boards of directors of C. Mer Industries Ltd. and until 2009, served as a board member of Shrem, Fudim – Technologies Ltd. and until May 2012, served as a board member of Tambour Ltd. Mr. Waxe holds a B.A. in political science from the University of Haifa.

Ephraim Kunda has served as a member of our Board of Directors since 2010. Mr. Kunda is an Israeli businessman and is the owner and managing director of a private consulting company that provides economic consultancy and business mediation services. From 2007 to 2010, Mr. Kunda has served as the Chairman of the board of directors and since 2010 as a member of the board of directors of Ravad Ltd., a public real estate investment company.  From 2003 to 2007, Mr. Kunda served as an external director of Property and Building Corporation Ltd., a public real estate company that is a member of the IDB group. Mr. Kunda holds a B.A. in Economics from Tel Aviv University.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

1.	"RESOLVED, that Shlomo Waxe be re-elected to the Board of Directors of the Company, effective immediately."

2.	"RESOLVED, that Ephraim Kunda be re-elected to the Board of Directors of the Company, effective immediately."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Items 3-4 – Re-election of External Directors

Companies incorporated under the laws of the State of Israel whose securities have been offered to the public, such as the Company, are required by the Israeli Companies Law to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director of a company that has a controlling shareholder if the person is a relative of the controlling shareholder, or if the person, or the person’s relative, partner, employer, direct or indirect supervisor or any entity under the person’s control, has or had during the two years preceding the date of appointment, any affiliation with the company or any entity controlling, controlled by or under common control with the company. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of an external director's service, the Company may not appoint such former external director as a director or employee of the Company or receive professional services from such former external director for pay.

Pursuant to the Companies Law, the external directors are required to be elected by the shareholders for a term of three years, which may be renewed for two additional three-year terms. Further extensions for terms of up to three years each are possible under certain conditions. All of the external directors of a company must be members of its audit committee and compensation committee and each other committee of a company’s board of directors which is authorized to exercise powers of the board of directors must include at least one external director. Our external directors are also considered independent directors under the rules of the Sarbanes-Oxley Act applicable to audit committee members.

Our external directors, Ronit Baytel and Joseph Barnea, were elected to our board of directors in our 2007 annual meeting of shareholders for an initial term of three years, which was extended in our 2010 and 2013 annual meetings of shareholders for additional terms of three year that will end on May 7, 2016. On April 6, 2016 our Board of Directors nominated Ronit Baytel and Joseph Barnea for re-election as external directors for an additional term ending May 31, 2017. Prior to such nomination our Audit Committee and Board of Directors determined that they believe that given Ms. Ronit Baytel and Mr. Joseph expertise and extensive knowledge and familiarity with the Company, the challenges it is and has been facing, the markets and rapidly changing conditions in which it operates and in light of their special contribution to the Company's board of directors and committees work and deliberations over the past nine years, Ms. Ronit Baytel and Mr. Joseph Barnea continued service as external directors is in the best interests of the Company.

Our Board of Directors confirmed that each of these nominees possesses the professional qualifications required under the Companies Law and designated Ms. Baytel as our “audit committee financial expert” under the U.S. Sarbanes-Oxley Act and SEC rules.

The remuneration for external directors is established by regulations promulgated under the Companies Law. Our Board of Directors resolved that each of our external directors be paid the maximum amount of statutory compensation to an external director of a dual-listed company allowed by the applicable law and regulations, which is in the amount of NIS 134,180 per year and NIS 4,035 per meeting which such external director attends (including meetings of committees of the Board of Directors), adjusted for changes in the Israeli Consumer Price Index for October 2015. In addition, if elected, each nominee will be entitled to the same insurance, indemnification and exculpation arrangements as currently in effect for the Company’s directors based on the Company's compensation policy, as approved by the Company's compensation committee, board of directors and shareholders in September 2013.

A brief biography of each nominee is set forth below:

Ronit Baytel has served as a member of our Board of Directors since 2007. From 2005 to 2016, Ms. Baytel served as a director in the finance department of Ormat Technologies, Inc., a company listed on the NYSE, in charge of SOX internal controls in the preparation of financial statements and tax and special projects. From 1998 to 2005 she served as senior manager at Kesselman & Kesselman, a certified public accountants firm in Israel, which is a member of the international PriceWaterhouseCoopers Accountants firm. Ms. Baytel is a certified public accountant and holds a B.A. in economics and accountancy from Tel Aviv University and an M.B.A. from the Hebrew University.

Joseph Barnea has served as a member of our Board of Directors since 2007. Mr. Barnea is a retired businessman. From 2012 to 2015, Mr. Barnea served as an external director of Imagesat International Ltd. He served as the Chief Executive Officer of Oxygen & Argon Works Ltd. from 1987 to 2005 and continued to serve as a member of its management until 2006. From 1985 to 1987, he served as the Chief Executive Officer of Telkoor Ltd. From 1980 to 1985, he served as a Vice President of Elscint Medical Imaging Ltd. Mr. Barnea is a member of the executive committee of the Israeli Industrialists Association and until 2007 he served as the Chairman of its Chemistry and Environment Association. From 2004 to 2009 Mr. Barnea served as a member of the board of the Israeli Export & International Cooperation Institute, from 2005 he serves as a member of the standard committee of the Israeli Standards Institute and prior to that, as a member of its board. From 2002 to 2004 he served first as President and then as Chairman of the International Oxygen Manufacturers Association (IOMA) USA. He served as Deputy Commander of the signal, electronics and computer corps of the Israeli Defense Forces. Mr. Barnea holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.Sc. in electrical engineering from Columbia University, New York, USA.

At the Meeting, shareholders will be asked to re-elect Ronit Baytel and Joseph Barnea as external directors, each for a term ending May 31, 2017, commencing immediately.

Required Approval

The election of an external director requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders or shareholders who do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) voted at the meeting vote in favor of the election of the external director; or (ii) the total number of shares among the shareholders described in section (i) above voted against the election of the external director does not exceed 2% of the aggregate voting rights in the Company. According to the Companies Law, for this purpose, "control" means the ability to direct the Company's actions, except such ability deriving solely from holding the office of director or officer in the Company, and any person who holds (including through a subsidiary and/or an affiliate) 50% or more of the voting rights or the right to appoint directors or a CEO, shall be deemed a controlling shareholder; and a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a Company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO, (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a "personal benefit or other interest".

The enclosed form of proxy includes a box you can mark to confirm that you are not a "controlling shareholder" and do not have a personal interest in this matter arising from connections with a controlling shareholder. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's General Counsel for guidance on how to vote at +972-52-998-9595 or, if you hold your shares in "street name" you may ask the representative managing your account to contact the Company's General Counsel at the number above.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Ronit Baytel be re-elected as an external director of the Company for a term ending May 31, 2017, commencing immediately.

RESOLVED, that Joseph Barnea be re-elected as an external director of the Company for a term ending May 31, 2017, commencing immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 5 – Appointment of Joint Independent Auditors

At the Meeting, pursuant to the recommendation of our audit committee, the shareholders will be asked to approve the appointment of Somekh Chaikin, a member of KPMG International, and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, both independent certified public accountants in Israel, as our joint independent auditors until the next Annual General Meeting. A representative of the joint auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

In accordance with our Articles of Association and as contemplated by the U.S. Sarbanes-Oxley Act, our board of directors has delegated to our audit committee the authority to fix the fees paid to our independent auditors. Such fees paid to Somekh Chaikin for the past fiscal year are disclosed under Item 16C of our 2015 Annual Report and we will report them to the shareholders at the Meeting, as well. The appointment of Keselman & Keselman would facilitate the Company's indirect controlling shareholder's audit, whose external auditor is also a member of PricewaterhouseCoopers International Limited. The Company's audit committee determined that the total audit fees that shall be paid by the Company to both auditors shall not exceed the audit fees that would have been paid to Somekh Chaikin, had it been reappointed as sole independent auditor.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Somekh Chaikin and Keselman & Keselman be appointed as the joint independent auditors of the Company until the 2017 Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 6 - Consideration of the 2015 Financial Statements

Our audited financial statements for the year ended December 31, 2015 are included in our 2015 Annual Report. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public on the SEC's website at http://www.sec.govand on our website at http://investors.ircellcom.co.il/sec.cfm. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2016 Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP Legal and Corporate Secretary at the following address: Cellcom Israel Ltd., 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our VP Legal and Corporate Secretary must receive the written proposal no later than April 14, 2016. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than April 21, 2016.

POSITION STATEMENTS

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary no later than May 7, 2016 . Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA.

By Order of the Board of Directors,

Liat Menahemi Stadler
VP Legal and Corporate Secretary

Dated: April 7, 2016

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	April 7, 2016	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary